November 12, 2010

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20540-7010
Attention:  Karl Hiller, Branch Chief

Re:         Samson Oil & Gas Limited
Form 20-F for the Fiscal Year Ended June 30, 2009
                Filed December 17, 2009
File No. 001-33578

Dear Mr. Hiller:

On behalf of Samson Oil& Gas Limited (the “Company”), this letter responds to the comment received from the staff (the “Staff”) of the Commission contained in your letter dated September 9, 2009 (the “Comment Letter”), regarding the above-referenced filing.  For the convenience of the Staff, we have repeated the comment being addressed along with the Company’s response to the comment:

 Form 20-F for the Fiscal Year Ended June 30, 2009:

 Property, plant and equipment—our oil and gas properties, page 20

 Standardized Measure of Discounted Future Net Cash Flows, page 26

1.           We have read your response to prior comment 1 and understand that you intend to exclude the effects of NOLs in your calculation of the standardized measure in future filings as you are unable to show that your NOLs directly relate to your proved reserves.  Therefore we understand that you view your current disclosures of the standardized measure as incorrect in which case we ask that you quantify the effects of these errors and explain your position on limiting compliance to future filings rather than to amend the filing currently under review.

Response:

The Company is an Australian company whose ordinary shares are listed on the Australian Securities Exchange and which trades American Depositary Shares for those ordinary shares on the NYSE Amex.  It prepares its financial statements in accordance with IFRS.  When calculating the value of its reserves for reporting in Australia, estimated future taxes are not included in the calculation.

S. Lee Terry, Jr. . 303 892 7484 . lee.terry@dgslaw.com

Securities and Exchange Commission
November 12, 2010

By its August 5, 2010, response, the Company did not mean to suggest that it could not demonstrate that its NOLs directly relate to its proved reserves.  To the contrary, the Company believes that it could demonstrate that a substantial portion of its NOLs would be directly attributable to its proved reserves.  In that response, the Company stated that it had considered (a) the Staff’s input, including but not limited to the reference to FASB ASC paragraph 932-235-50-31, and (b) the Company’s desire to provide information in its U.S. filings that adhere to U.S. accounting standards whenever it was necessary or appropriate to do so.  Accordingly, that response stated that

“the Company failed to appreciate the focus of the disclosure on the impact of future income taxes on specific properties rather than on the Company’s individual liability for income taxes, presumably so that investors could consider the impact of future income taxes on the Company’s properties on a standalone basis.”

For that reason, notwithstanding the Company’s ownership of such a substantial amount of NOLs, and irrespective of whether those NOLs could be directly attributed to its proved reserves, the Company undertook in its August 5, 2010, response to the Staff to include the effects of future income taxes in its calculation of the standardized measure of discounted future net cash flows in all future filings.

As you know, over the past few months, we have been in discussions with the Staff relating to the need for an amendment of the fiscal 2009 filing rather than simply making the requested disclosure in future filings.  In on our most recent discussions with Craig Arakawa of the Staff, however, we were informed that, notwithstanding the Company’s explanations about the immateriality of this information in light of changes in petroleum prices and some recent developments at the Company, the Staff still wanted the Company to provide it with some quantification of the “errors” from the 2009 Form 20-F before it would agree that no amendment of the 2009 Form 20-F was appropriate under the circumstances.

As explained to Mr. Arakawa, however, the Company remains puzzled by the Staff’s interest in an amendment of the fiscal 2009 Form 20-F filing at this time.  The Company’s fiscal 2010 filing, which will be filed no later than December 31, will include a calculation of the effects of future income taxes in the standardized measure of discounted future net cash flows for the years ended June 30, 2010, June 30, 2009, and June 30, 2008.  As a result, the only information that would be added by an amendment to the Company’s June 30, 2009, Form 20-F would be the calculation of net income tax effect for the year ended June 30, 2007.  The Company believes that amending the Form 20-F merely to provide the estimated future income taxes attributable for the year ended June 30, 2007, is inappropriate and unnecessary for several reasons.

Securities and Exchange Commission
November 12, 2010

First, the June 30, 2007, standardized measure of discounted future net cash flows itself is now wholly irrelevant and immaterial.  The difference between the June 30, 2008, and June 30, 2009, standardized measure was very dramatic, as petroleum prices, especially natural gas, plummeted and Samson took a $21.7 million impairment of the value of its oil and gas properties in fiscal 2009, contributing most of its $30.1 million reported loss for the year.  As a result of the sharp decline in petroleum prices and the standardized measure of discounted future net cash flows from the Company’s proved reserves in fiscal 2009, it is hard to imagine that a reasonable investor would have any interest in the estimated future income tax effect on the standardized measure of discounted future net cash flows for the Company’s proved reserves as they were estimated in its June 30, 2007, financial statements, which was prior to this tremendous volatility in the petroleum markets.

Secondly, it bears noting that the reported value of the Company’s proved reserves, as calculated by the standardized measure of discounted future net cash flows in its Form 20-F, has been dwarfed by more recent developments in its business.  In particular, as disclosed in numerous press releases and Form 6-K filings, the Company entered into a June 2010 agreement to sell some of its unproved reserves in Goshen County, Wyoming for approximately $73.3 million in cash.  That transaction subsequently closed in a series of installments during fiscal 2011, with the Company receiving more than four times the book value of its proved reserves in cash.  As a result of its newfound liquidity, the Company announced an exploration and development plan for the unproved acreage it retained in Goshen County and for some of its other proved and unproved properties.  After this cash infusion, a reasonable investor in the Company would have little interest in the net income tax effect on the standardized measure of discounted future net cash flows for the Company’s proved reserves generally, much less on that calculation for the year ended June 30, 2007.

Moreover, irrespective of its own unique circumstances, the Company believes that disclosure of the effect of future income taxes on the standardized measure of discounted future net cash flows for the year ended June 30, 2007, is immaterial in November of 2010 because of the passage of time, changes in prices and other developments relating to the market generally and the Company specifically.

The Company currently estimates that the impact of future income taxes on the standardized measure of discounted future net cash flows was approximately $140,000 for the year ended June 30, 2009, and was $0 for the year ended June 30, 2010.  These amounts are clearly immaterial on any basis.  By contrast, because the June 30, 2008, valuation of proved reserves and the estimated prices on which the standardized measure of discounted future net cash flows was calculated were so much higher than they have been for the last two and a half years, the effect of deducting estimated income taxes would have been to lower the standardized measure of discounted future net cash flows for that year from $62.144 million to $54.761 million, an 11.9% decrease..  It bears noting, however, that by the time Company first reported its standardized measure of discounted future net cash flows for the fiscal 2008 in the Form 20-F filed in December 2008, oil and gas prices had already plunged precipitously, which decline was noted by the Company in the filing along with some of its possible effects on the Company’s financial condition.  As a result, by the time that it was first disclosed in that Form 20-F, the June 30, 2008, calculation of the standardized measure of discounted future net cash flows was no longer realistic and the disclosure had little value, as it remains today, irrespective of any differences attributable to estimated income taxes.

Securities and Exchange Commission
November 12, 2010

Adjusting the June 30, 2007, standardized measure of discounted future net cash flows, which was also based on similarly stale and non-meaningful prices, for the effect of future income taxes would only change the standardized measure of discounted future net cash flows for that year from $28.203 million to $27.992 million, an immaterial $211,000 difference.

As noted above, the Company has undertaken to disclose the June 30, 2008, 2009 and 2010 estimates of the impact of future income taxes on the standardized measure of discounted future net cash flows in its upcoming Form 20-F.  On the other hand, the Company sees little value in filing an amendment to its Form 20-F for the year ended June 30, 2009, to add even more outdated and irrelevant information concerning its June 30, 2007, standardized measure of discounted future net cash flows to that filing.  The Company believes that any amendment to the financial information in its previously filed Form 20-F could be alleged to create an obligation for the Company to update other financial information in the filing, would be burdensome on the Company, would not provide any material information and would have no value to a reasonable investor.

Conclusion

For the foregoing reasons, the Company requests the Staff to agree that the Company’s prior undertaking to include the estimated effect of future income taxes in its standardized measure of discounted future net cash flows for a three year period in all future filings, beginning with its Form 20-F for the year ended June 30, 2010, is a reasonable and sufficient response to the Staff’s comment on this issue.  While the Company believes it is unnecessary, if the Staff believes that the impact of estimated future income taxes on the standardized measure of discounted future net cash flows for the year ended June 30, 2007, should also be disclosed, the Company would agree to undertake to include such information, on a voluntary basis, in its soon to be filed Form 20-F for the year ended June 30, 2010.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Securities and Exchange Commission
November 12, 2010

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call the Company’s Chief Financial Officer, Robyn Lamont, at (303) 524-3360 or the undersigned at (303) 892-7484 if you have questions or comments about this letter or any of the matters discussed herein.

Sincerely,

/s/ S. Lee Terry, Jr.

S. Lee Terry, Jr.
    for
Davis Graham & Stubbs llp

cc:	Craig Arakawa
Robyn Lamont (Samson Oil & Gas Limited)
Terence Barr (Samson Oil & Gas Limited)